601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

June 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Katherine Bagley
Erin Jaskot

Re: Genius Sports Limited

Registration Statement on Form F-1

Filed June 8, 2021

File No. 333-256882

Ladies and Gentlemen:

This letter sets forth the response of Genius Sports Limited (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 8, 2021, with respect to the above referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently publicly filing an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information.

General

1. Staff’s comment: Please amend your filing to provide all disclosure that may not be omitted pursuant to Rule 430A. In this regard, using your most recent market price as an estimate for your offering price, please provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and dilution throughout your prospectus.

Response: The Company has included the requested disclosure in the amended Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross Leff

Ross Leff

Via E-mail:

cc:	Joshua N. Korff
Aaron Schleicher
Kirkland & Ellis LLP

Joel L. Rubinstein
Jonathan P. Rochwarger
Elliott M. Smith
White & Case LLP